Exhibit 99.1

INTERIM CONDENSED STATEMENT OF CONSOLIDATED FINANCIAL POSITION

(Amounts in euros)

	06/30/2015	12/31/2014
ASSETS
Non-Current assets
Intangible assets	48,507	28,835
Property, plant, and equipment	2,291,170	2,224,928
Other non-current financial assets	1,995,787	1,595,861

Total non-current assets	4,335,464	3,849,624

Current assets
Inventories and work in progress	137,840	124,071
Customer accounts receivable and related receivables		136,112
Other current assets	9,996,529	6,722,563
Cash and cash equivalents	104,534,659	114,583,141

Total Current Assets	114,669,028	121,565,887

TOTAL ASSETS	119,004,492	125,415,511

	06/30/2015	12/31/2014
LIABILITIES
Shareholders’ equity
Share Capital	1,966,166	1,916,066
Premiums related to the Share Capital	166,412,624	163,876,789
Reserves	(48,262,509)	(26,336,016)
Net Profit (loss)	(14,478,149)	(24,011,880)

Total Shareholders’ equity	105,638,132	115,444,959

Non-Current Liabilities
Long-term financial debt	4,722,318	3,888,170
Non-current provisions	731,270	530,732

Total non-current Liabilities	5,453,588	4,418,902

Current Liabilities
Short-term financial debt	148,912	212,736
Current Provisions	156,061
Bank overdrafts		27,956
Supplier Accounts Payable and Related Payables	4,690,730	1,874,629
Other current liabilities	2,917,069	3,436,329
Total Current Liabilities	7,912,772	5,551,650

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	119,004,492	125,415,511